Exhibit (a)(5)(E)

GTCR EXTENDS OFFER FOR PROTECTION ONE;

ANNOUNCES SETTLEMENT OF TRANSACTION-RELATED LITIGATION

Chicago-May 24, 2010 – GTCR, one of the country’s leading private equity firms, announced today it has extended the expiration date of the tender offer by its affiliate Protection Acquisition Sub, Inc. for all outstanding common shares of Protection One, Inc. (NASDAQ: PONE), a national provider of electronic security alarm monitoring services. The offer and withdrawal rights described in the Offer to Purchase have been extended and will now expire at 9:00 a.m., New York City time, on June 4, 2010, unless the offer is further extended or earlier terminated. The offer had been previously scheduled to expire at 9:00 a.m., New York City time, on June 2, 2010.

GTCR also announced the settlement of the purported class action lawsuits filed in the Court of Chancery in the State of Delaware and in the District Court of Douglas County in the State of Kansas related to the proposed acquisition of Protection One. Under the terms of the settlement, among other things, GTCR and Protection One have agreed to make certain additional information available to Protection One stockholders and, subject to completion of the transaction and final approval of the settlement, Protection One has agreed to make a settlement payment of $3,250,000 to be distributed pro rata to the public stockholders of Protection One who hold Protection One stock as of the close of business on the day before the expiration of the offer. The settlement payment will be made following receipt of court approvals of the settlement, which will be after the completion of the tender offer and the merger. The payment is separate from the consideration to be paid in the tender offer and the merger and will be paid only to the plaintiff class of stockholders, which excludes the defendants and their affiliates. GTCR and the other defendants specifically deny all the allegations made in the lawsuits and the memorandum of understanding entered into for the settlement contains no admission of wrongdoing. The settlement is conditioned upon, among other things, confirmatory discovery by the plaintiffs, negotiation of a final stipulation of settlement and receipt of final required court approvals. The complete terms and conditions of the settlement are set forth in the memorandum of understanding, a copy of which has been filed by GTCR and Protection One with the SEC.

Based on information received from BNY Mellon Shareowner Services, the depositary for the tender offer, as of 5:00 p.m. New York City time on Friday, May 21, 2010, 297,479 shares of Protection One common stock had been tendered in and not withdrawn from the offer. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the “Leaders Strategy” – finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8 billion in over 200 companies. For more information, please visit www.gtcr.com.

About Protection One

Protection One is one of the largest vertically integrated national providers of sales, installation, monitoring, and maintenance of electronic security systems to homes and businesses and has been recognized as one of “America’s Most Trustworthy Companies” by Forbes.com. Network Multifamily, Protection One’s wholly owned subsidiary, is the largest security provider to the multifamily housing market. Protection One also owns the nation’s largest provider of wholesale monitoring services, the combined operations of CMS and Criticom International. For more information about Protection One, visit www.ProtectionOne.com.

Important Information about the Tender Offer

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer is being made subject to a tender offer statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Protection Acquisition Sub, Inc. and Protection Holdings, LLC, affiliates of GTCR, on May 3, 2010 for the outstanding shares of Protection One’s common stock. Protection One filed a solicitation/recommendation statement with respect with respect to the tender offer on Schedule 14D-9 on May 3, 2010. Both the Schedule TO, the Offer to Purchase and the Schedule 14D-9 were subsequently amended and supplemented on May 11, May 17, and May 21, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer and Protection One’s’ Board of Directors recommendation of the tender offer, that should be read carefully before any decision is made with respect to the tender offer. These materials have been made available to Protection One’s stockholders for free and may be obtained at no charge upon request to Innisfree M&A Incorporated, the information agent for the tender offer at (888) 750-5834 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available for free on the SEC’s website: www.sec.gov.